HEAD OFFICE

GarantiBank

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul / Turkey

Tel: (90212) 318 18 18
Fax: (90212) 318 18 88

garantibank.com

September 28, 2004

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Garanti Bank's paid in capital was increased to TL1,200,000,000,000,000.- (45.97869%) from TL822,037,812,602,365.-, of which TL20,515,655,675,813.- was covered from the sale of real estates, TL6,946,912,851,007.- was covered from the sale of participations, and TL350,499,618,870,815.- was covered from extraordinary reserves.

TL1,200,000,000,000,000 paid-in capital of the Bank was registered with the Istanbul Trade Registrar on September 21, 2004, and published in the Turkish Commercial Registrar Gazette on September 23, 2004.

The delivery of the bonus share of TL459.7869.- for each share having a nominal value of TL1,000.- will commence on October 4, 2004 at Garanti Bank's Head Office and branches (dividend coupon of 2003 will be cancelled). Common shares with issue No. 16 will be delivered against the new share coupon numbered 18.

Delivery of the share certificates will take place for an unlimited period of time.

Yours sincerely,

Olca ERDOST
Vice President
Investor Relations

Funda GÜNGÖR
Senior Vice President
Corporate Strategy, Business Development &
Investor Relations

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